NCB FSB
A National Cooperative Bank Company

March 14, 2005

LaSalle - Asset Backed Securities Trust Group
135 South LaSalle Street, Suite 1635
Chicago, IL 60603

RE: Annual Statement as to Compliance
MSDW Series 2004 IQ7

Dear Sir/Madam:

In accordance with the Pooling and Servicing Agreement herewith is the Officer's Certificate.

a.
A review of the activities of the Master Servicer during the preceding calendar year and of its performance under the Sale and Servicing Agreement has been made under such officer's supervision.

b.
To the best of my knowledge, based on these reviews, the Master Servicer has fulfilled all obligations under this agreement in all material respects throughout the year.

c.
We have received no notice regarding the qualification, or challenging the status, of the
Upper-Tier REMIC, the Lower-Tier REMIC as a REMIC or the Grantor Trust as a
grantor trust from the IRS or any other governmental agency or body.

Sincerely,

/s/ Matthew Wehland
Matthew Wehland
Vice President
NCB
NCB, FSB